July 21, 2011
VIA EDGAR AND ELECTRONIC MAIL
Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549
Re:	Wells Fargo & Company Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 25, 2011 File No. 001-02979
Dear Ms. Hunsaker:
In response to the comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated July 13, 2011, to Wells Fargo & Company (“Wells Fargo,” “Company,” “we,” or “our”), we submit the following information. The Staff’s comments, indicated in bold, are followed by Wells Fargo’s responses, with underlined text and strikethrough denoting proposed changes to our current disclosures.
Form 10-K for Fiscal Year Ended December 31, 2010
Risk Management — Credit Risk Management, page 54
Table 25: Home Equity Portfolios, page 63
1.	We note your response to prior comment one from our letter dated June 9, 2011 that your approach is to incorporate the default rates for junior liens behind delinquent first liens into your delinquency roll rate models. However, we note that in cases where you hold the junior lien behind a third party senior lien (which is 41% of the time for this loan category) you are not aware of whether the senior lien is delinquent or not, so please expand your disclosure in future filings to discuss how your modeling captures this risk, particularly since the delinquency and loss statistics are more severe in situations where you also do not own or service the senior lien. Additionally, we note your response to prior comment five from our letter dated May 11, 2011 that you have

Stephanie L. Hunsaker
July 21, 2011

an indication of whether the senior lien is in default from reviewing credit bureau data which is not specific to which mortgage the borrower may have that is delinquent, but it is unclear how this is considered in your analysis, so please also address this in your future filings.
Wells Fargo response:
We will revise future filings as follows:
We continuously monitor the credit performance of our junior lien mortgage portfolio. Although we have observed that delinquency and default rates are lower when we own or service the related first mortgage, we have limited information available to identify which of our junior liens are behind delinquent third party originated or serviced first mortgages. To capture this loss content, our allowance process utilizes the experience of our junior lien mortgages behind delinquent first liens that are owned or serviced by us adjusted for higher delinquency rates associated with junior lien mortgages behind third party first mortgages. We then incorporate this expected loss content into our allowance for loan losses.
2.	We note your response to prior comment two from our letter dated June 9, 2011 that in substantially all cases, your junior lien positions modified under 2MP were performing at the time of the modification. As part of your proposed disclosure addressing the items discussed in comment one, please also discuss whether modifications under 2MP or other modification programs involving your junior liens typically result in significant additional allowances being recorded at the time of modification as prior to that point the loan would appear to be performing.
Wells Fargo response:
While our junior liens are typically performing at the time of their modification, the related first liens have generally shown some level of delinquency prior to our consideration of a modification. As noted in our response to comment one above, we have incorporated the performance of a junior lien behind a delinquent first lien into our loss forecasting calculations. In addition, our allowance considers the impact of modifications, including those that are probable to occur, by incorporating the associated credit cost, including re-defaults of modified loans and projected loss severity. Accordingly, the loss content associated with existing and probable modifications has been considered in our allowance methodology and substantial incremental allowances are not expected at the time of modification.

Stephanie L. Hunsaker
July 21, 2011

We will revise future filings as follows:

Risk Management — Credit Risk Management — Allowance for Credit Losses
In determining the appropriate allowance attributable to our residential mortgage portfolio, we incorporate the default rates for junior lien mortgages behind delinquent first lien mortgages into our loss forecasting calculations. In addition, the loss rates we use in determining our allowance ~~analysis~~ include the impact of our established loan modification programs. When modifications occur or are probable to occur, our allowance considers the impact of these modifications, taking into consideration the associated credit cost, including re-defaults of modified loans and projected loss severity. Accordingly, the ~~The~~ loss content associated with the effects of existing and probable loan modifications and junior lien mortgages behind delinquent first lien mortgages has been captured in our allowance methodology.
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Risk Management — Credit Risk Management — Real Estate 1-4 Family Mortgage Loans
We continue to modify real estate 1 — 4 family mortgage loans to assist homeowners and other borrowers in the current difficult economic cycle. Loans are underwritten at the time of the modification in accordance with underwriting guidelines established for governmental and proprietary loan modification programs. As a participant in the U.S. Treasury’s Making Home Affordable (MHA) programs, we are focused on helping the customers stay in their homes. The MHA programs create a standardization of modification terms including incentives paid to borrowers, servicers, and investors. MHA includes the Home Affordable Modification Program (HAMP) for first lien loans and the Second Lien Modification Program (2MP) for junior lien loans. Under both our proprietary programs and the MHA programs, we may provide concessions such as interest rate reductions, forbearance of principal, and in some cases, principal forgiveness. These programs generally include trial periods of three months, and after successful completion and compliance with terms during this period, the loan is considered to be modified. See the “Allowance for Credit Losses” section for discussion on how we determine the allowance attributable to our modified residential real estate portfolios.

Stephanie L. Hunsaker
July 21, 2011

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 53
3.	Please provide us with disclosure that shows how prior comments 12 and 13 from our letter dated June 9, 2011 would have been addressed in your 2011 proxy statement.
Wells Fargo response:
As requested by the Staff, below is disclosure showing how prior comment 12 in the Staff’s letter dated June 9, 2011 would have been addressed in the Company’s 2011 proxy statement:
     Business Line Performance, page 63:
     Business Line Performance. Each of Messrs. Hoyt and Oman, and Ms. Tolstedt has business line financial performance goals for the businesses they manage. These goals are established based on the Company’s internal management reporting system rather than on reported GAAP financial results. These goals reflect the projected contribution of their business lines to the Company’s internally derived profit plan that management prepares and reviews annually with the Board. Consideration of business line performance reflects all four of the Compensation Principles.
     In considering annual incentive awards for executive officers with business line responsibilities, the HRC evaluates business line financial results ~~versus the performance goals~~ for the applicable business line leader. Success or failure at achieving strategic business line ~~results~~ objectives, including business line financial results, is factored into the HRC’s executive compensation decisions for these business line leaders. However, the HRC does not base incentive compensation decisions for these executive officers solely on business line performance; the HRC believes executive officers must have a significant stake in the Company’s overall performance as a check against unnecessary or excessive risk-taking at individual business lines and to encourage collaboration among business lines. Because of differences in organizational structure and external business segment reporting, our business lines would rarely correspond perfectly to the business lines of Peer Group members. Therefore, the HRC does not compare business unit financial performance with the Financial Performance Peer Group. The HRC may consider the effects of acquisitions, divestitures, internal reorganizations or other changes in reporting relationships during the year. Although the HRC considers a business line’s financial results, achievement of specific business line performance goals may not be material in the context of the executive compensation decisions for these named executives. Business line performance goals nonetheless serve valuable additional purposes for the Company, including resource allocation and general strategic business direction.

Stephanie L. Hunsaker
July 21, 2011

     Hoyt, Oman and Tolstedt, page 69, first paragraph:
     Hoyt, Oman and Tolstedt. In making the 2010 annual incentive compensation award determinations for Messrs. Hoyt and Oman, and Ms. Tolstedt, the HRC considered, among other things, the following:
•	the factors listed in the first 4 bullet points cited above for Mr. Stumpf;

•	compensation of similarly situated executives among the Labor Market Peer Group, where such information was available;

•	the recommendations of Mr. Stumpf based on his assessment of their respective 2010 performance; and

•	success in achievement of strategic objectives in the business lines for which each is responsible, including success in furthering the Company’s objectives of cross-selling products from other business lines to customers and each executive’s ability to operate as a team.
Although, as discussed below, the HRC considered the results of their respective business line’s financial performance in evaluating a named executive’s success in achievement of strategic objectives in their respective business line, achievement of specific business line financial performance goals was not material in the context of 2010 annual incentive award decisions for these named executives.
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As requested by the Staff, below is disclosure showing how prior comment 13 in the Staff’s letter dated June 9, 2011 would have been addressed in the Company’s 2011 proxy statement:
     2010 Annual Incentive Compensation, page 67, second paragraph:
     In connection with considering annual incentive compensation for the named executives and in exercising its discretion to pay less than $61.8 million, the HRC also established 2010 Company target performance measures to be EPS of at least $1.43 and an RORCE of at least the median of the Financial Performance Peer Group. The EPS target was derived largely from the Company’s annual financial and strategic planning process, which was concluded in the fourth quarter of 2009 when there was still considerable uncertainty about the pace of economic recovery and the impacts on credit quality, financial regulation and the interest rate environment. Given this uncertainty, the target reflected management’s best estimate at the time of an EPS target that senior management believed should be achieved for the Company to be successful in 2010. Notwithstanding these targets, the HRC retained full discretion to adjust actual awards up or down based on actual performance. The Company’s 2010 EPS of $2.21 ($1.95 per share excluding the difference between 2010 provision for loan losses ($15.8 billion) and 2010 net loan charge-offs ($17.8 billion)), and RORCE (10.78%) above the median in the Peer Group (5.14%) exceeded both target performance measures. For the named executives other than Mr.

Stephanie L. Hunsaker
July 21, 2011

Stumpf, the HRC established target and maximum incentive award opportunities of 50% and 100%, respectively, of base salary. The HRC did not establish a pre-determined target and maximum opportunity for Mr. Stumpf to retain greater absolute discretion in determining his annual incentive award. The HRC established qualitative performance objectives for Mr. Stumpf regarding leadership, execution of strategic initiatives, including the Wachovia merger integration, risk management and expense initiatives, and his role as the primary representative of the Company to customers, team members, communities, investors and governmental entities.
Summary Compensation Table, page 74
4.	We note your response to prior comment 14 from our letter dated June 9, 2011. Please provide us with a revised footnote (4) that further clarifies that the award was originally communicated to Ms. Tolstedt in early 2009 as a cash incentive award and that it would have been reported as non-equity incentive compensation in column (g) for 2009 had she been a named executive officer that year.
Wells Fargo response:
The following revised footnote (4) reflects the information the Staff requested about Ms. Tolstedt’s 2009 annual incentive award. Please note that changes in this footnote (4) are marked against the version the Company submitted to the Staff in its June 20, 2011 response letter (and not marked against the version of footnote (4) that was in the Company’s 2011 proxy statement).
(4)	The amount of Ms. Tolstedt’s 2010 stock awards shown in column (e) does not include 12,215 RSRs granted to her on February 23, 2010 as a portion of her 2009 annual incentive award. Since such RSRs were for service commencing in 2009, such RSR grants are not reported as 2010 compensation. The potential for a 2009 annual incentive award was originally communicated to Ms. Tolstedt in early 2009 as a cash incentive award and it would have been reported as non-equity incentive compensation in column (g) for 2009 if Ms. Tolstedt had been a named executive officer for that year. See also footnote (6) below. The grant date fair value of these RSRs determined as of February 23, 2010 was $333,347, based on the number of RSRs granted and the NYSE closing price per share on the grant date. See also footnote (5) to the Outstanding Equity Awards at Fiscal Year-End table.

Stephanie L. Hunsaker
July 21, 2011

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.

Very truly yours,
/s/ RICHARD D. LEVY
Richard D. Levy
Executive Vice President and Controller (Principal Accounting Officer)

cc:	John G. Stumpf, Chairman, President and Chief Executive Officer Timothy J. Sloan, Senior Executive Vice President and Chief Financial Officer